July 17, 2024

Gopi Krishnan
General Counsel
WNS (Holdings) Limited
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India

       Re: WNS (Holdings) Limited
           Schedule TO-I Filed July 8, 2024
           File No. 005-81984
Dear Gopi Krishnan:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed July 8, 2024
General

1. Refer to Questions 2 and 3 in the Summary of Terms section. We note that you are limiting participation in the Offer to holders of Eligible RSUs. Please provide an analysis in your response letter explaining why the Offer is consistent with Exchange Act Rule
       13e-4(f)(8)(i) and (ii). If the Company is making the Offer in reliance on Question 104.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations
       (March 17, 2023) and the Commission   s March 21, 2001 Global Exemptive
Order, note
       that the relief from the all-holders and best price rules provided in the Global Exemptive
       Order is intended to permit the exclusion of certain securityholders in an exchange offer for employee stock options. Therefore, please include an explanation of how your Offer complies with the conditions outlined in CDI 104.01 and the Global Exemptive Order in your analysis, if applicable.
 July 17, 2024
Page 2
Risks of Participating in the Offer, page 6

2. Refer to the second sentence in the first risk factor listed on page 7 of the Offer to
       Purchase. There appears to be a grammatical error in this sentence, please revise.
Procedures for Tendering Eligible RSUs, page 10

3.     We note the disclosure on page 10 of the Offer to Purchase that    [w]e
will determine all
       questions as to form, validity (including time of receipt), eligibility and acceptance of any
       tender of Eligible RSUs    and    [o]ur determination of these matters
will be final and
       binding on all parties.    Please revise this and similar statements
throughout your offer
       materials (such as in Sections III.1 and III.5) to remove the implication that holders of
       Eligible RSUs may not challenge your determinations and interpretations in a court of competent jurisdiction.
Extension of the Offer; Termination; Amendment; Subsequent Offering Period, page 12

4.     We note the disclosure on page 13 of the Offer to Purchase that you do not currently
       intend to provide a subsequent offering period for the Offer, although [you] reserve the
       right to do so.    Exchange Act Rule 13e-4 and other rules applicable to
issuer tender offers
       do not permit the use of a subsequent offering period. Please revise. Conditions to Completion of the Offer, page 13

5. Refer to conditions (a) and (b) on pages 13-14 of the Offer to Purchase. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in your conditions includes the term
threatened    in describing
       an action, proceeding, statute, rule, regulation, judgment, order, or injunction. With a view towards revised disclosure, please advise what is meant by the term
threatened    and how
       it may be objectively determinable. Refer to Question 101.01 of the Tender Offer Rules
       and Schedules Compliance and Disclosure Interpretations (March 17,
2023).
6.     We note the following statement in the last paragraph of this section:
 We may waive [the
       Offer conditions], in whole or in part, at any time and from time to time, before the expiration of the Offer in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a
       waiver of any such rights.    If an offer condition is    triggered
while an offer is pending,
       in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a
       condition    at any time and from time to time    may be inconsistent
with your obligation in
       this regard. Please confirm in your response letter that you will promptly notify target securityholders if a condition is triggered while the Offer is pending. Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible RSUs, page 15

7. We note your disclosure on page 15 of the Offer to Purchase to the effect that you have no disclosure responsive to Item 5 of Schedule TO and Item 1005(e) of Regulation M-A
       other than    outstanding equity awards granted to [your] directors,
executive officers and
 July 17, 2024
Page 3

       other employees pursuant to [your] various incentive award plans. Please clarify whether you are attempting to incorporate by reference the description of such equity awards and incentive award plans from your most recently filed Annual Report and your
       2024 annual meeting proxy statement. If so, revise to specifically incorporate the relevant sections of these filings. See generally, Instruction E to Schedule TO. Corporate Plans, Proposals and Negotiations, page 17

8. The disclosure in this section regarding any plans, proposals, or negotiations of the
       Company is qualified by any of the Company   s filings with the SEC.
Please revise this
       section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals, or negotiations. See Instruction E to
       Schedule TO and Item 1006(c) of Regulation M-A. Also, revise similar disclosure on pages 9-10 of the Offer to Purchase.
Additional Information, page 18

9.     We note the following disclosure on page 18 of the Offer to Purchase:
Any reports filed
       by us with the SEC after the date of this Offer to Purchase and before the Expiration Time will automatically update and, where applicable, supersede any information contained in this Offer to Purchase or incorporated by reference in this Offer to
Purchase.    Schedule
       TO does not specifically permit    forward incorporation    of documents
to be filed in the
       future. Rather, you must amend your document to specifically list any such filings. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions